Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

dated as of June 29, 2023

among

ProSomnus, Inc.,

the Subsidiary Guarantors Party Hereto

and

Wilmington Trust, National Association,
as Trustee and Collateral Agent

Subordinated Secured Convertible Notes due April 6, 2026

THIS FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), entered into as of June 29, 2023, among (i) ProSomnus, Inc., a Delaware corporation (the “Company”), (ii) ProSomnus Holdings, Inc. and ProSomnus Sleep Technologies, Inc. (each, a “Subsidiary Guarantor”), and (iii) Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”) and collateral agent (“Collateral Agent”).

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto and the Trustee and Collateral Agent entered into the Indenture, dated as of December 6, 2022 (the “Indenture”), relating to the Company’s Subordinated Secured Convertible Notes due April 6, 2026 (the “Notes”);

WHEREAS, the Company and the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes desire to make certain amendments to the Indenture to, among other things, correct a scrivener’s error in the definition of Conversion Rate, and have delivered to the Company and the Trustee an Act of such Holders approving this First Supplemental Indenture; and

WHEREAS, pursuant to Section 8.02 of the Indenture, the Company, the Subsidiary Guarantors, the Trustee and the Collateral Agent are entering into this First Supplemental Indenture.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and intending to be legally bound, the parties to this First Supplemental Indenture hereby agree as follows:

Section 1. Defined Terms. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indenture.

Section 2. Amendments to Indenture.

(a)           The definition of Consolidated EBITDA set forth in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Consolidated EBITDA” means, for any applicable period, the sum of Consolidated Net Income (exclusive of all amounts in respect of any gains and losses realized from Dispositions other than inventory Disposed of in the ordinary course of business), (i) plus the sum, without duplication, of interest expense, depreciation, amortization, non-cash stock-based compensation expenses, any one-time moving expense, any losses from an early extinguishment of indebtedness, acquisition-related expenses, whether or not such acquisition is successful, non-cash changes in the valuation of assets and liabilities as required under GAAP and transaction fees, costs and expenses related to any issuance of equity or debt securities, whether or not successful, and (ii) minus the sum, without duplication, of operating expenses capitalized during such period and to be expensed in a future period to the extent that such expenses were not deducted in determining Consolidated Net Income and would have been deducted in determining Consolidated Net Income if they were not capitalized.

(b)           The definition of Conversion Rate set forth in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Conversion Rate” means: 86.95652173913043 shares of Common Stock per $1,000 of the sum of principal amount of Notes plus accrued interest thereon plus the Make-Whole Amount related thereto, subject to adjustment as set forth herein, which such Conversion Rate shall be increased and only increased on each Reset Date to equal the greater of (i) 86.95652173913043 per $1,000 of the sum of the principal amount of Notes plus accrued interest thereon plus the Make-Whole Amount related thereto, subject to adjustment as set forth herein, and (ii) the number of shares of Common Stock per $1,000 of the sum of the principal amount of Notes plus accrued interest thereon plus the Make-Whole Amount related thereto obtained by dividing $1,000 by 105% of the applicable Market Price; provided, however, in no event shall the Conversion Rate be greater than 222.22222222 per $1,000 of the sum of the principal amount of Notes plus accrued interest thereon plus the Make-Whole Amount related thereto, subject to adjustment as set forth herein. The Company shall notify the Holders, the Trustee and the Conversion Agent of the applicable adjustment to the Conversion Rate as of such date (each notice, a “Reset Date Adjustment Notice”). For purposes of clarity, whether or not the Company provides a Reset Date Adjustment Notice, the Holders shall receive a number of shares of Common Stock and retain a principal amount of its Note, plus accrued interest thereon plus the Make-Whole Amount related thereto, based upon the Conversion Rate as adjusted pursuant to this definition, regardless of whether the Holder accurately refers to such Conversion Rate of principal amount of its Notes plus accrued interest thereon plus the Make-Whole Amount related thereto converted in any Conversion Notice. Any adjustment to the Conversion Rate shall be effective on the applicable Reset Date.

(c)          The definition of Permitted Indebtedness set forth in Section 1.01 of the Indenture is hereby amended and restated in its entirety as follows:

“Permitted Indebtedness” means (a) the indebtedness evidenced by the Notes, (b) the Indebtedness existing on the Original Issue Date and set forth on Schedule 3.01(bb) attached to the Purchase Agreement, (c) lease obligations and purchase money indebtedness of up to $3,000,000, in the aggregate, incurred in connection with the acquisition of capital assets and lease obligations with respect to newly acquired or leased assets used in manufacturing the Company’s and its Subsidiaries’ products, (d) indebtedness that (i) is expressly subordinate to the Notes pursuant to a written subordination agreement with the Holders that is acceptable to each Holder in its sole and absolute discretion and (ii) matures at a date later than the 91st day following the Maturity Date, (e) financing for premiums on general business or director and officer insurance up to $3 million per calendar year, and (f) the Senior Debt.

(d)          Section 5.17(a) of the Indenture is hereby amended and restated in its entirety to read as follows:

(a)       Minimum EBITDA. The Company and its Subsidiaries shall not permit the Consolidated EBITDA as of the last day of any fiscal quarter of the Company, calculated for the period of four (4) consecutive fiscal quarters ended on such date, to be less than (i) for the fiscal quarters ending June 30, 2023, September 30, 2023 and December 31, 2023, ($12,500,000), (ii) for the fiscal quarters ending March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024, ($10,000,000) and (iii) for the fiscal quarter ending March 3, 2025 and thereafter, ($7,500,000).

(e)           Section 5.17(b) of the Indenture is hereby amended and restated in its entirety to read as follows:

(b)       Minimum Revenue. The Company and its Subsidiaries shall not permit the Revenue of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP, as of the last day of any fiscal quarter ending on the dates set forth below and calculated for the period of the last twelve months ending on such date, to be less than the amount set forth below for such date.

Fiscal Quarter Ending	Minimum Revenue
6/30/2023	$ 22,500,000
9/30/2023	$ 24,000,000
12/31/2023	$ 26,000,000
3/31/2024	$ 25,200,000
6/30/2024	$ 27,000,000
9/30/2024	$ 28,800,000
12/31/2024	$ 31,200,000
3/31/2025	$ 30,240,000
6/30/2025	$ 32,400,000
9/30/2025	$ 34,560,000
12/31/2025 and thereafter	$ 37,440,000

Section 3. Reference to and Effect on Indenture. On and after the effective date of this First Supplemental Indenture, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as amended and restated by this First Supplemental Indenture unless the context otherwise requires, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 4. Reaffirmation. In connection with the execution and delivery of this First Supplemental Indenture, (a) the Company and each Grantor Subsidiary reaffirms, acknowledges, agrees and confirms that it has granted to the Collateral Agent, to the extent so required by and upon the terms set forth in the Subordinated Security Agreement, a security interest in the Collateral in order to secure all of its present and future Obligations and acknowledges and agrees that such security interest, and all Collateral heretofore pledged as security for the Obligations, continues to be and remains in full force and effect on and as of the date hereof (to the extent so required by and upon the terms set forth in the Subordinated Security Agreement) and (b) each Subsidiary Guarantor ratifies and confirms its guaranty of the Obligations provided pursuant to the Subsidiary Guarantee, including without limitation all of the terms and conditions set forth in Article 12 of the Indenture, and each Subsidiary Guarantor acknowledges and agrees that its obligations under the Indenture shall remain unchanged and in full force and effect, notwithstanding the amendment of the Indenture pursuant to the terms of this First Supplemental Indenture and that the obligations of each Subsidiary Guarantor under Article 12 of the Indenture continue to be and remain in full force and effect on and as of the date hereof.

Section 5. Acknowledgement of Supplemental Indenture for Senior Convertible Notes. The Holders acknowledge and agree that, concurrently with this First Supplemental Indenture, the Company and the Subsidiary Guarantors are entering into a First Supplemental Indenture to the Indenture, dated as of December 6, 2022, among the Company, the subsidiary guarantors party thereto, and Wilmington Trust, National Association, as trustee and collateral agent, relating to the Company’s Senior Secured Convertible Notes due December 6, 2025 (the “Senior Supplement”) and the Holders hereby consent to the execution and delivery of such Senior Supplement.

Section 6. Governing Law. This First Supplemental Indenture, and any dispute, claim or controversy arising under or related to this First Supplemental Indenture, shall be governed by and construed in accordance with the laws of the State of New York (without regard to the conflicts of laws provisions thereof other than Section 5-101 of the General Obligations Law).

Section 7. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this First Supplemental Indenture as to the parties hereto and may be used in lieu of the original First Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. The words “execution”, “signed”, “signature,” and words of similar import in this First Supplemental Indenture shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity, and enforceability as manually executed signatures or a paper based recordkeeping system, as the case may be, to the extent and as provided under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 U.S.C. §§ 7001-7006), the Electronic Signatures and Records Act of 1999 (N.Y. State Tech. §§ 301-309).

Section 8. Severability. In case any provision of this First Supplemental Indenture or the Indenture is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 9. Waiver of Jury Trial; Submission to Jurisdiction. The provisions of Section 14.10 (Waiver of Jury Trial) and Section 14.13 (Submission to Jurisdiction) of the Indenture shall apply to this First Supplemental Indenture, mutatis mutandis.

Section 10. Disclaimer. Neither the Trustee nor the Collateral Agent shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture with respect to the Company or any Subsidiary Guarantor or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and the Subsidiary Guarantors. In entering into this First Supplemental Indenture, the Trustee and the Collateral Agent shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee or the Collateral Agent, as applicable, whether or not elsewhere herein so provided.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

PROSOMNUS, INC.

By:	/s/ Brian B. Dow
Name: Brian B. Dow
Title: Chief Financial Officer

PROSOMNUS HOLDINGS, INC.

By:	/s/ Brian B. Dow
Name: Brian B. Dow
Title: Chief Financial Officer

PROSOMNUS SLEEP TECHNOLOGIES, Inc.,

By:	/s/ Brian B. Dow
Name: Brian B. Dow
Title: Chief Financial Officer

[Signature Page to First Supplemental Indenture]

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee and as Collateral Agent

By:	/s/ Sarah Vilhauer
Name: Sarah Vilhauer
Title: Assistant Vice President

[Signature Page to First Supplemental Indenture]